Exhibit 99.1

ROBOT CONSULTING CO., LTD.

F-1

ROBOT CONSULTING CO., LTD.

BALANCE SHEETS

(Yen in thousands, except share data)

	September 30,	March 31,
	2025	2025
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	¥597,902	¥112,012
Accounts receivable, net	71,325	21,412
Deferred offering costs	—	131,035
Prepaid expenses and other current assets	656,685	13,041
Total Current Assets	1,325,912	277,500
Non-current Assets:
Restricted cash	19,470	19,470
Property and equipment, net	6,129	6,946
Operating lease right-of-use assets, net	11,379	880
Intangible assets, net	12,305	7,104
Investments - Non-current	134	134
Other assets	2,421	1,938
Total Assets	¥1,377,750	¥313,972

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable	¥137,788	¥113,962
Other payables	62,434	58,150
Accrued expenses	28,268	1,614
Deferred revenue - Current	444,955	351,937
Current portion of operating lease liabilities	7,140	402
Total Current Liabilities	680,585	526,065
Non-current Liabilities:
Non-current operating lease liabilities	4,239	479
Deferred revenue - Non-current	467,346	412,996
Other liabilities	10,736	25,817
Total Liabilities	1,162,906	965,357
Commitment and Contingencies (Note 8)
SHAREHOLDERS’ EQUITY:
Ordinary shares, JPY1.66667 par value - 168,000,000 shares authorized as of September 30, 2025 and March 31, 2025; 45,960,000 shares and 42,210,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively*	76,600	70,350
Additional paid-in capital	2,598,331	1,060,750
Accumulated deficit	(2,460,087)	(1,782,485)
Total Shareholders’ Equity /(Deficit)	214,844	(651,385)
Total Liabilities & Shareholders’ Equity	¥1,377,750	¥313,972

The accompanying notes are an integral part of the financial statements.

*	The number of authorized shares and the number of shares issued and outstanding presented above are adjusted retrospectively to reflect the 1 for 6 sub-division effected on January 7, 2025.

F-2

ROBOT CONSULTING CO., LTD.

STATEMENTS OF OPERATIONS

(Yen in thousands, except share and per share data)

(unaudited)

	Six Months Ended September 30,
	2025	2024

Revenue	¥254,222	¥354,008
Cost of revenue	2,898	2,396
Gross profit	251,324	351,612
Operating expenses:
Research and development	—	57,304
Selling, general and administrative expenses	901,512	571,502
Total operating expenses	901,512	628,806
Loss from operations	(650,188)	(277,194)
Other expenses, net	(20,327)	(477)
Interest expenses	(7,087)	—
Loss before income taxes	(677,602)	(277,671)
Income tax expenses	—	—
Net loss	¥(677,602)	¥(277,671)
Net loss per share attributable to shareholders, basic and diluted	¥(15.5)	¥(6.6)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted*	43,775,934	42,210,000

The accompanying notes are an integral part of the financial statements.

*	Giving retroactive effect to the 1 for 6 sub-division effected on January 7, 2025.

F-3

ROBOT CONSULTING CO., LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(Yen in thousands, except share data)

(unaudited)

					Total
	Share Class		Additional		Shareholders’
	Ordinary Share		Paid-In	Accumulated	Equity
	Shares*	Amount	Capital	Deficit	(Deficit)
Balance, March 31, 2025	42,210,000	¥70,350	¥1,060,750	¥(1,782,485)	¥(651,385)
Issuance of ordinary shares upon initial public offering, net of offering costs	3,750,000	6,250	1,521,213	—	1,527,463
Stock-based compensation	—	—	16,368	—	16,368
Net loss	—	—	—	(677,602)	(677,602)
Balance, September 30, 2025	45,960,000	¥76,600	¥2,598,331	¥(2,460,087)	¥214,844

	Share Class		Additional		Total Shareholders’
	Ordinary Share		Paid-In	Accumulated	Equity
	Shares*	Amount	Capital	Deficit	(Deficit)
Balance, March 31, 2024	42,210,000	¥70,350	¥1,060,750	¥(1,247,800)	¥(116,700)
Net loss	—	—	—	(277,671)	(277,671)
Balance, September 30, 2024	42,210,000	¥70,350	¥1,060,750	¥(1,525,471)	¥(394,371)

The accompanying notes are an integral part of the financial statements.

*	The number of ordinary shares presented above is adjusted retrospectively to reflect the 1 for 6 sub-division effected on January 7, 2025.

F-4

ROBOT CONSULTING CO., LTD.

STATEMENTS OF CASH FLOWS

(Yen in thousands)

(unaudited)

	Six Months Ended September 30,
	2025	2024

Cash flows from operating activities:
Net loss	¥(677,602)	¥(277,671)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,050	1,104
Noncash lease expenses	3,495	3,297
Stock option expense	16,368	—
Changes in operating assets and liabilities:
Accounts receivable	(49,913)	60,686
Related party receivable s	—	(3,957)
Prepaid expenses and other current assets	(643,643)	19,575
Other assets	(484)	1,464
Accounts payable and accrued expenses	54,763	(154,052)
Deferred revenue	147,368	164,175
Operating lease liabilities	(3,495)	(3,297)
Other liabilities	(15,079)	6,926
Net cash used in operating activities	(1,167,172)	(181,750)
Cash flows from investing activities:
Purchase of property and equipment	(123)	(7,218)
Purchase of intangible assets	(5,313)	(633)
Net cash used in investing activities	(5,436)	(7,851)
Cash flows from financing activities:
Payment for deferred offering costs	(131,181)	(38,978)
Proceed from issuance of shares	1,789,679	—
Net cash provided by/(used in) financing activities	1,658,498	(38,978)
Net increase/(decrease) in cash, cash equivalents and restricted cash	485,890	(228,579)
Cash, cash equivalents and restricted cash at beginning of period	131,482	491,118
Cash, cash equivalents and restricted cash at end of period	¥617,372	¥262,539

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	¥597,902	¥243,069
Restricted cash	19,470	19,470
Total cash, cash equivalents and restricted cash	¥617,372	¥262,539

The accompanying notes are an integral part of the financial statements.

F-5

ROBOT CONSULTING CO., LTD.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended September 30, 2025 and 2024

(Yen in thousands, except share and per share data)

1. Nature of Operations

Robot Consulting Co., Ltd. (the “Company”) was incorporated on April 17, 2020 in Tokyo, Japan. The Company’s principal product is Labor Robot, a cloud-based software which provides human resource solutions. The Company also provides consulting support services such as e-learning courses relating to digital transformation and software installation services. The Company is committed to researching, developing, and selling artificial intelligence (“AI”) technology.

Stock split- On January 7, 2025, the Company’s board of directors approved the change in the number of ordinary shares authorized and a sub-division of the ordinary shares issued at a ratio of 1:6, which became effective on January 7, 2025. As a result, the number of shares authorized and issued became 168,000,000 and 42,210,000 shares, respectively, with a par value of JPY1.66667 each.

Going concern

The Company had a loss of JPY677,602 and JPY277,671 for the six months ended September 30, 2025 and 2024, respectively. This operating loss has resulted in an accumulated deficit of JPY2,460,087 as of September 30, 2025. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

The Company’s unaudited financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

The Company may consider obtaining additional financing in the future through the issuance of the Company’s ordinary shares through equity or debt financings, or other means. The Company, however, is dependent upon its ability to obtain new revenue generating customer contracts and secure equity and/or debt financing and there are no assurances that the Company will be successful. The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements are presented in thousand Japanese yen, (“JPY” or “¥”), the currency of the country in which the Company is incorporated and primarily operates. The accompanying unaudited financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The interim financial statements are condensed and should be read in conjunction with the Company’s latest annual financial statements. The interim disclosures generally do not repeat those in the annual financial statements.

The unaudited financial statements reflect all normal recurring adjustments necessary to present fairly the Company’s financial position, results of operations, shareholders’ equity, and cash flows for the interim periods, but are not necessarily indicative of the results of operations to be expected for the fiscal year ending March 31, 2026 or any other future interim periods.

F-6

Use of Estimates

The preparation of the financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of property and equipment, the carrying value of operating lease right-of-use asset, allowance for credit losses on accounts receivable, valuation of share-based compensation,   and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

Revenue Recognition

The Company applies Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, the Company follows a five-step model as follows:

1 – Identification of the contract with a customer

2 – Identification of the performance obligation in the contract

3 – Determination of the transaction price

4 – Allocation of the transaction price to the performance obligation in the contract

5 – Recognition of revenue when, or as, a performance obligation is satisfied

During the six months ended September 30, 2025 and 2024, the Company generated revenues from sales of software and consulting and support services.

Revenue is recognized when the control of the promised products or services is transferred by the Company to its customers. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for the products or services delivered. The transaction prices are generally fixed at contract inception. Consumption taxes collected from customers and remitted to government authorities are excluded from revenue and deferred revenue.

At contract inception, the Company assesses the performance obligations, or deliverables, the Company has agreed to provide pursuant to the contract and determines if they are individually distinct or if they should be combined with other performance obligations. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. Performance obligations are combined when an individual performance obligation does not have standalone value to a customer. For example, customers do not have the ability to take possession of the Company’s software, “Labor Robot”, and, as a result, the Company’s contracts for sales of software and hosting service arrangements are typically accounted for as service arrangements with a single performance obligation.

Sales of Software

Revenue from sales of software is primarily comprised of sales of Labor Robot, Lawyer Robot and Billing Robot. Revenue is recognized on a straight-line basis over the period of five to ten years as the Company’s performance obligation is satisfied over-time and as control of the promised service is transferred to the customer, commencing when the product key is delivered to the customer.

Consulting and Support Services

Revenue from consulting and support services is recognized when the control of the promised service is transferred by the Company to its customer. Consulting and support services the Company provided during the six months ended September 30, 2025 and 2024, include the following services. See note 11 for the disaggregation of revenue.

F-7

E-learning: The Company provides online training courses to help employees of small and medium-sized businesses learn the latest trends in digital transformation. Revenue is recognized on a straight-line basis over the contract period which is generally one month as the Company’s performance obligation is satisfied over-time, commencing when the access code is delivered to the customer.

Software installation support: The Company helps customers with the installation and initial set-up of the software and provides support services during the contract period. Revenue is recognized on a straight-line basis over the contract period which is generally one year as the Company’s performance obligation is satisfied over-time.

From time to time, the Company uses subcontractors. The Company assesses and records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that the Company is the principal in the performance obligation and gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified vendors, (ii) has the discretion to select the vendors and establish their price and duties, and (iii) bears the risk for services that are not fully paid for by its customers.

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer (“CEO”), who reviews financial information for purposes of making operating decisions, assessing financial performance, and allocating resources. The Company’s CODM evaluates financial information as a whole for the purpose of assessing financial performance and making operating decisions. During the six months ended September 30, 2025 and 2024, there were no revenues derived or long-lived assets held outside of Japan.

Concentration of Customers and Vendors

For the six months ended September 30, 2025 and 2024, there was one customer who accounted for more than 10% of the Company’s total revenue in both periods. As of September 30, 2025 there were no customers who accounted for more than 10% of the Company’s total accounts receivable. As of March 31, 2025, three customers who accounted for more than 10% of the Company’s total accounts receivable.

For the six months ended September 30, 2025 and 2024, there were two suppliers and one supplier, respectively, who accounted for more than 10% of the Company’s total purchases. As of September 30, 2025 and March 31, 2025, there were three suppliers and two suppliers, respectively, who accounted for more than 10% of the Company’s total accounts payable.

Cash and Cash Equivalents, and Restricted Cash

The Company considers all highly liquid short-term investments purchased with an initial maturity date of three months or less to be cash equivalents. The Company’s restricted cash consists of the earmarked balance related to the ongoing lawsuit.

Accounts Receivable, Net

Accounts receivable primarily consist of the amounts billed and currently due from customers, net of an allowance for credit loss, if recorded. When the Company has an unconditional right to payment, subject only to the passage of time, the right is treated as receivable. The Company’s accounts receivable balances are unsecured, bearing no interest. Fees billed in advance of the related contractual term represent contract liabilities and presented as deferred revenue.

At each balance sheet date, the Company recognizes an expected allowance for credit losses. In addition, also at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. This estimate is calculated on a pooled basis where similar risk characteristics exist.

The allowance estimate is derived from a review of the Company’s historical losses on the aging of receivables. This estimate is adjusted for management’s assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes that historical loss information is a reasonable starting point to calculate the expected allowance for credit losses, given that the composition of the Company’s customers has remained constant. The Company recorded JPY203 as the allowance for credit loss as of September 30, 2025 and March 31, 2025. Provisions for the allowance for expected credit losses are recorded in selling, general and administrative expenses in the Statements of Operations.

F-8

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly related to an equity financing that is likely to be successfully completed, until such financing is consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated, or significantly delayed, the deferred offering costs are immediately written off to operating expenses in the Statements of Operations in the period of determination.

Upon the completion of the initial public offering (the “IPO”) the Company completed on July 18, 2025, the deferred offering costs were fully charged to additional paid-in capital.

Property and Equipment, Net

Property and equipment are recorded at the cost less accumulated depreciation. Depreciation is computed using the straight-line method, depending on the pattern of consumption of the economic benefits by asset class, over the estimated useful lives of the assets, as follows:

Property and Equipment	Estimated Useful Life
Fixtures	Shorter of 3 years or lease term
Tooling and equipment	5 years
Computers and other equipment	3 years
Vehicles	5 years

Repair and maintenance costs are expensed as incurred. The Company records depreciation expenses in selling, general and administrative expenses in the Statements of Operations.

Intangible Assets, Net

Intangible assets consist of the Company’s capitalized software, patents and trademarks. Software is amortized over five to ten years. Patents are amortized over eight years. Trademarks are amortized over 10 years. Amortization expenses are recorded in selling, general and administrative expenses in the Statements of Operations.

Impairment or Disposal of Long-Lived Assets

Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the carrying amount is not recoverable when compared to the Company’s undiscounted cash flows and the impairment loss is measured based on the difference between the carrying amount and fair value. Long-lived assets held for sales are reported at the lower of cost or fair value less costs to sell. There were no impairments of long-lived assets during the six months ended September 30, 2025 and 2024.

Leases

Leases are comprised of operating leases for office space. In accordance with the Financial Accounting Standards Board (“FASB”) ASC Topic 842, Leases, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of operating lease liabilities, and non-current operating lease liabilities in the Balance Sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date.

F-9

For leases with terms greater than 12 months, the Company records an ROU asset and a lease liability representing the present value of future lease payments. The discount rate used to measure the lease asset and liability is determined at the beginning of the lease term using the rate implicit in the lease, or the Company’s collateralized incremental borrowing rate. The implicit rate within the Company’s leases is generally not determinable and, therefore, the incremental borrowing rate at lease commencement is utilized to determine the present value of lease payments. The Company estimates its incremental borrowing rate based on third-party lender quotes to obtain secured debt in a like currency for a similar asset over a timeframe similar to the term of the lease. For those contracts that include fixed rental payments for both the use of the asset (“lease costs”) as well as for other occupancy or service costs relating to the asset (“non-lease costs”), the Company generally includes both the lease costs and non-lease costs in the measurement of the lease asset and liability.

The Company has elected the “package of practical expedients” and as a result is not required to reassess its prior accounting conclusions regarding lease identification, lease classification and initial direct costs for lease contracts existing as of the transition date. The Company accounts for each lease and any associated non-lease components as a single lease component across all asset classes. Lease expenses for the Company’s operating leases are recognized on a straight-line basis over the lease term except for variable lease costs, which are expensed as incurred.

Investments

In the normal course of business, the Company invests in business partners that support the Company’s underlying business strategy and provide the Company the ability to enter into new markets, thereby expanding the reach of the Company’s products and services.

The Company’s investments consist of investments in privately held entities that do not report net asset value (“NAV”) per share. These investments are measured at costs, adjusted for observable price changes and impairments. Gain or loss resulting from price changes and impairments are recognized in other income (expense), net in the Statement of Operations.

There were no activities related to the Company’s investments during the six months ended September 30, 2025 and the fiscal year ended March 31, 2025.

Fair Value of Financial Instruments

The Company reports financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with ASC Topic 820 Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

ASC 820 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The U.S. GAAP established a hierarchy framework to classify the fair value based on the observability of significant inputs to the measurement.

The levels of the fair value hierarchy are as follows:

Level 1: Determined using an unadjusted quoted price in an active market for identical assets or liabilities.

Level 2: Estimated using inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: Estimated using unobservable inputs that are significant to the fair value of the assets or liabilities.

The fair value of the Company’s investments is determined based on inputs not observable in the market and classified as Level 3 within the fair value hierarchy.

F-10

Foreign Currency

The Company uses Japanese yen as its reporting currency. The Company’s functional currency is Japanese yen. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the Company at the balance sheet date foreign exchange rate, and gains and losses resulting from such remeasurement are included in other income (expenses), net in the Statement of Operations. Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period.

Deferred Revenue

The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment regardless of whether revenue has been recognized. If revenue has not yet been recognized, then deferred revenue, or contract liability, is recorded. Deferred revenue consists of consideration recorded in advance of performance obligations being delivered and is classified as current or non-current based on the related period in which services are expected to be provided.

Cost of Revenue

Cost of revenue primarily consists of costs paid to the Company’s vendors and employees related to the Company’s delivery of services.

Research and Development Costs

Research and development (“R&D”) costs consist primarily of fees paid to vendors for research, prototyping and consulting. Most R&D costs are expensed as incurred.

Time and costs incurred between establishment of technological feasibility and the release of software product is not material, and the costs incurred during this period is recorded as R&D costs.

Advertising Costs

Advertising and marketing costs are expensed as incurred and are included in selling, general and administrative expenses in the Statement of Operations. For the six months ended September 30, 2025 and 2024, these costs were JPY135,972 and JPY29,594, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the differences between the financial statement and tax basis of assets, liabilities and net operating loss by using enacted tax rate in effect for the fiscal year in which the differences are expected to reverse. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

F-11

The Company files tax returns in the tax jurisdictions of Japan. Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. To be recognized in the financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation—Stock Compensation. The Company measures and recognizes compensation expenses for all share-based payment awards made to employees and non-employees, including stock options, restricted stock units (“RSUs”), and other equity-based awards, based on the grant-date fair value of the awards.

The Company recognizes compensation expense for share-based awards over the requisite service period, which is generally the vesting period of the awards, using a straight-line method unless the awards contain performance or market conditions.

Net Loss per Share

Basic net loss per ordinary share is calculated by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per ordinary share is computed by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, adjusted for the effect of potentially dilutive securities, if any. Potentially dilutive securities are included in the calculation of diluted net loss per share only when their effect is dilutive. When the Company reports a net loss, all potentially dilutive securities are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

Recently Issued Accounting Pronouncements

As an emerging growth company, the Jumpstart Our Business Startups Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to delay adoption of certain new or revised accounting standards. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

The following Accounting Standards Updates (“ASUs”) issued by the FASB may relate to the Company as concerns the Company’s normal ongoing operations or the industry in which the Company operates.

In December 2025, the FASB issued ASU 2025-11, Derivatives and Hedging (ASC 815) and Revenue from Contracts with Customers (ASC 606): Scope Refinements and Share-Based Noncash Consideration. This ASU clarifies the scope of derivative accounting for certain contracts and the accounting for share-based noncash consideration received from customers. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods. The Company is currently evaluating the impact that adoption of this guidance will have on its   financial statements.

In September 2025, the FASB issued ASU 2025-07, Interim Reporting (Topic 270): Narrow-Scope Improvements. This ASU clarifies the interim disclosure requirements and the applicability of Topic 270. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that adoption of this guidance will have on its   financial statements.

In July 30, 2025, the FASB issued ASU No. 2025-05 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The requirements are effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted, and entities should apply the amendments prospectively. The Company is currently evaluating the impact that the adoption of this ASU will have on its   financial statements.

F-12

In November 2024, the FASB issued ASU No. 2024-03 Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public business entities to disclose, for interim and annual reporting periods, additional information about certain income statement expense categories. The requirements are effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Entities are permitted to apply either the prospective or retrospective transition methods. The Company is currently evaluating the impact that the adoption of this ASU will have on its   financial statements.

3. Prepaid Expenses and Other Current Assets

As of September 30, 2025 and March 31, 2025, prepaid expenses and other current assets consisted of the following:

	September 30,	March 31,
	2025	2025
	(unaudited)
Prepaid expenses	¥567,552	¥6,850
Deposits	2,480	2,450
Consumption taxes paid	40,730	3,725
Others	45,923	16
Total prepaid expenses and other current assets	¥656,685	¥13,041

4. Property and Equipment, Net

As of September 30, 2025 and March 31, 2025, property and equipment consisted of the following:

	September 30,	March 31,
	2025	2025
	(unaudited)
Fixtures	¥3,664	¥3,664
Tooling and equipment	337	337
Computers and other equipment	430	308
Vehicles	7,218	7,218
Total property and equipment	¥11,649	¥11,527
Less: Accumulated depreciation	(5,520)	(4,581)
Total property and equipment, net	¥6,129	¥6,946

The Company recognized depreciation expenses on property and equipment of JPY939 and JPY985 during the six months ended September 30, 2025 and 2024, respectively. The Company records depreciation expenses in selling, general and administrative expenses in the Statements of Operations.

5. Intangible Assets, Net

As of September 30, 2025 and March 31, 2025, intangible assets consisted of the following:

	September 30,	March 31,
	2025	2025
	(unaudited)
Patents	¥2,189	¥2,101
Trademarks	422	773
Software – work-in-progress	10,266	4,691
Total intangible assets	12,877	7,565
Less: Accumulated amortization	(572)	(461)
Total intangible assets, net	¥12,305	¥7,104

F-13

The Company recognized amortization expenses on intangible assets of JPY111 and JPY119 during the six months ended September 30, 2025 and 2024, respectively. The Company records amortization expenses in selling, general and administrative expenses in the Statements of Operations.

6. Leases

The Company has an operating lease for office space. As of September 30, 2025 and March 31, 2025, the following amounts were recorded on the Balance Sheets relating to the Company’s operating lease.

	September 30,	March 31,
	2025	2025
	(unaudited)
Right-of-Use Assets
Operating lease assets	¥11,379	¥880
Lease Liabilities
Operating lease liabilities - Current	¥7,140	¥402
Operating lease liabilities - Non-current	4,239	479

The following table summarizes the contractual maturities of operating lease liabilities as of September 30, 2025:

Fiscal year ending March 31,
2026 (remaining)	¥3,630
2027	7,259
2028	455
2029	155
2030	25
Total lease payments	11,524
Less amounts representing interest	(145)
Present value of lease payments	11,379
Less: current portion	(7,140)
Non-current lease liabilities	¥4,239

The following table illustrates information regarding the Company’s operating leases as of September 30, 2025 and March 31, 2025:

	September 30,	March 31,
	2025	2025
	(unaudited)
Total operating lease cost	¥3,495	¥3,495
Cash paid for amounts included in the measurement of the operating lease liability	¥3,586	¥3,586
Weighted average remaining lease term (years)	1.7	1.7
Weighted average discount rate	1.48%	1.48%

The Company did not have significant sublease income or variable lease costs for the six months ended September 30, 2025 and 2024.

F-14

7. Other Payables

As of September 30, 2025 and March 31, 2025, other payables consisted of the following:

	September 30,	March 31,
	2025	2025
	(unaudited)
Outsourcing fees	¥8,967	¥1,584
Professional fees	11,462	9,912
Marketing costs	8,216	4,596
Research and development costs	880	8,180
Income tax withholding	2,759	3,110
Compensations	11,925	16,070
Business tax payable	—	3,919
Others	18,225	10,779
Total other payables	¥62,434	¥58,150

8. Commitments and Contingencies

Guarantees and Commitments

There were no commitments under certain purchase or guarantee arrangements as of September 30, 2025 and March 31, 2025.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. There were no such material matters as of and for the six months ended September 30, 2025 and 2024 except for the following.

On May 14, 2023, the Company was served with a complaint by ZESTO Consulting LLC demanding unpaid system development fees of JPY21,770. In the fiscal year ended March 31, 2023, the Company recognized the total JPY22,470 related to the lawsuit in research and development costs in the Statements of Operations.

On December 13, 2024, the Tokyo District Court ruled against the Company, holding the Company liable for unpaid service fees totaling JPY19,470, with interest accruing at a rate of 3% per annum. The Company subsequently filed an appeal against this decision.

On December 17, 2025, the appellate court issued a judgment requiring the Company to pay JPY20,394, including additional amounts not awarded in the initial judgment, plus interest. Interest is calculated at rates of 3% and 14.6% per annum on specified portions of the judgment.

The Company is currently in the process of pursuing further legal remedies, including filing an appeal of the appellate court judgment in January 2026. While the Company intends to continue with its appeal process, based on the currently available information, management has concluded that the potential loss associated with this matter is reasonably estimable. Accordingly, the Company has recognized the estimated obligation in its financial statements should the appeal fail. For the six months ended September 30, 2025, the Company recognized an additional loss of JPY924 and interest expense of JPY7,015 related to this matter. The total amount accrued related to this matter as of September 30, 2025 was JPY27,409 and is included in accrued expense in the Balance Sheet.

On September 26, 2025, the Company was served with a complaint by FOOT PRINT Co., Ltd. demanding unpaid service fees under an advertising services agreement of JPY1,197. Subsequently, the Company entered into a court-mediated settlement agreement on February 3, 2026. Pursuant to the settlement, the Company agreed to pay approximately JPY1,131 in full. Upon payment in February 2026, the parties agreed to withdraw all related claims and no further obligations remain between them. As of the date of this report, there is no outstanding balance related to this matter.

F-15

Indemnification

In the ordinary course of business, the Company customarily includes standard indemnification provisions in its arrangements with third parties. As of the date of this prospectus, the Company has not paid any material claims or been required to defend any material actions related to its indemnification obligations. However, the Company may be subject to such claims and/or actions in the future as a result of these indemnification obligations.

9. Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Six Months Ended September 30,
	2025	2024
	(unaudited)	(unaudited)
Basic and Diluted Net Loss Per Ordinary Share:
Net loss attributable	¥(677,602)	¥(277,671)
Weighted average ordinary shares outstanding	43,775,934	42,210,000
Basic and diluted net loss per ordinary share	¥(15.5)	¥(6.6)

10. Shareholders’ Equity/(Deficit)

Ordinary Shares

As of September 30, 2025, the Company had 168,000,000 ordinary shares authorized. Each holder of ordinary shares shall be entitled to one vote for each share held as of the record date and shall be entitled to receive dividends, when, as and if declared by the shareholders or the Board of Directors. The total ordinary shares issued and outstanding as of September 30, 2025 was 45,960,000 shares.

On January 7, 2025, the Company’s board of directors approved the change in the number of ordinary shares authorized. As a result, the number of shares authorized became 168,000,000. On the same date, the Company’s board of directors approved a sub-division of the ordinary shares issued and outstanding at a ratio of 1:6, which became effective on January 7, 2025. The Company believes it is appropriate to reflect the above transactions on a retroactive basis in accordance with ASC 260. All references made to share or per share amounts herein have been retroactively adjusted to reflect the 1:6 sub-division.

On July 18, 2025, the Company completed its IPO of 3,750,000 ordinary shares at a public offering price of $4.00 per share. The net proceeds to the Company from the IPO, after deducting underwriting discounts and offering expenses payable by the Company, were approximately JPY1,521,213  .

11. Revenue

Disaggregation of Revenue

The tables below reflect revenue by major source  s for the six months ended September 30, 2025 and 2024. The Company had no revenue derived from geographical regions outside of Japan during the six months ended September 30, 2025 and 2024. All revenue during the six months ended September 30, 2025 and 2024 was recognized when the performance obligation was satisfied over time.

	Six Months Ended September 30,
	2025	2024
	(unaudited)	(unaudited)
Sales of Software	¥97,199	¥63,597
Consulting and Support Services	157,023	290,411
Total	¥254,222	¥354,008

During the six months ended September 30, 2025 and 2024, revenue from consulting and support services was primarily generated from provision of e-learning and software installation support services.

F-16

The following table summarizes the activity in deferred revenue during the six months ended September 30, 2025 and the fiscal year ended March 31, 2025.

	Six Months Ended September 30,	Fiscal Year Ended March 31,
	2025	2025
	(unaudited)
Deferred revenue, beginning of period	¥764,933	¥399,413
Deferred revenue, end of period	912,301	764,933

Revenue recognized in the period from amounts included in deferred revenue at the beginning of period	222,849	93,870

As of September 30, 2025 and March 31, 2025, deferred revenue represents the Company’s remaining performance obligations to provide software, e-learning and software installation support services for which consideration has been received.

As of September 30, 2025 and March 31, 2025, revenue of JPY882,983 and JPY764,933, respectively, is expected to be recognized from remaining performance obligations for customer contracts. As of September 30, 2025 and March 31, 2025, the Company expects to recognize revenue of JPY444,955 and JPY351,937,   respectively, of these remaining performance obligations over the next 12 months, with the remaining balance to be recognized thereafter.

12. Cost of revenue

Disaggregation of Cost of revenue

The table reflects cost of revenue by major source for the six months ended September 30, 2025 and 2024:

	Six Months Ended September 30,
	2025	2024
	(unaudited)	(unaudited)
Sales of Software	¥590	¥377
Consulting and Support Services	2,308	2,019
Total	¥2,898	¥2,396

13. Share-based Compensation

On February 6, 2024  , the Company’s Board of Directors approved the issuance of stock options. On February 7, 2024, stock options to purchase an aggregate of 2,268,000 ordinary shares at an exercise price of JPY200 per ordinary share were granted   to certain individuals who were the Company’s directors, employees and consultants. The options vested upon the successful completion of IPO. The options are exercisable only after February 7, 2026 and have a contractual term of eight years.

The fair value of the stock options as of the grant date was JPY72   and was estimated using the Black-Scholes option-pricing model. The following table summarizes the significant assumptions used to estimate the fair value of the stock options.

Expected term	3 years
Expected volatility	44.67%
Expected dividend rate	—%
Risk-free rate	2.00%

F-17

Upon completion of its IPO in July 2025, the Company recognized share-based compensation expenses of JPY16,368. Share-based compensation expenses are included in the selling, general and administrative expenses in the Statements of Operations.

The following table summarizes stock option activity under the plan:

Vested options	Options	Weighted-Average Grant-Date Fair Value per Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Vested at April 1, 2025	—	¥—
Vested	226,800	72.2
Vested at September 30, 2025	226,800	¥72.2	¥200.0	8.4

The following table summarizes activity for non-vested stock options:

Non-vested options	Number of Options	Weighted-Average Grant-Date Fair Value per Option
Non-vested at April 1, 2025	226,800	¥72.2
Vested	(226,800)	72.2
Non-vested at September 30, 2025	—

14. Consulting Agreement

On April 24, 2023, the Company entered into a consulting and services agreement with Spirit Advisors, LLC. (“Spirit Advisors”) pursuant to which it agreed to compensate Spirit Advisors with cash consideration of US$320,000 and common share purchase warrants (the “Spirit Warrants”) in exchange for professional services to be provided by Spirit Advisors in connection with the IPO. Pursuant to the Spirit Warrants, Spirit Advisors could purchase 3% of the issued and outstanding ordinary shares as of the date of the Spirit Warrants’ issuance, which amount was to be automatically adjusted to 3% of the fully diluted number of ordinary shares on the date the Company completed the IPO. The exercise price per share was US$0.01, subject to adjustment as provided in the Spirit Warrants. The Spirit Warrants were only exercisable upon the successful completion of the IPO, and would be substituted in kind with stock acquisition rights.

On December 18, 2024, pursuant to a side letter agreement between the Company and Spirit Advisors, LLC, the Spirit Warrants were cancelled.

15. Related Party

As of September 30, 2025 and March 31, 2025 and during the six months ended September 30, 2025 and 2024, the Company had no transactions or balances with related parties, except for compensation paid to its directors for services rendered in the normal course of business. Compensation for directors is determined by the Board of Directors and/or shareholders in accordance with the Company’s Articles of Incorporation. Total compensation paid to the directors during the six months ended September 30, 2025 and 2024 was JPY24,860 and JPY25,774, respectively.

16. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through March 30, 2026, the date the financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the balance sheet date other than the events disclosed below that require both recognition and disclosure in the financial statements.

On September 26, 2025, the Company was served with a complaint by FOOT PRINT Co., Ltd. demanding unpaid service fees under an advertising services agreement of JPY1,197. Management evaluated the matter as of September 30, 2025 and determined that the potential obligation was not material to the Company’s financial position or results of operations. Accordingly, no accrual was recorded in the financial statements for the 6-month period ended September 30, 2025. Subsequently, the Company entered into a court-mediated settlement agreement on February 3, 2026. Pursuant to the settlement, the Company agreed to pay approximately JPY1,131 in full. Upon payment in February 2026, the parties agreed to withdraw all related claims and no further obligations remain between them. As of the date of this report, there is no outstanding balance related to this matter.

In October 2025, trading in the Company’s common stock on The Nasdaq Stock Market was temporarily suspended by the SEC. The suspension was initiated due to concerns regarding potential manipulation of the Company’s securities through recommendations made to investors by unknown third parties via social media. The Company is actively working to address the matters that led to the suspension and to satisfy the requirements for resumption of trading. As of the date of this report, trading of the Company’s securities remains suspended, and there can be no assurance as to when or if trading will resume.

F-18